Mail Stop 3561

June 10, 2009

Franklin N. Saxon
Chief Executive Officer
Culp, Inc.
1823 Eastchester Drive
Highpoint, NC 27265

>   **Re: Culp, Inc.**
>   **Form 10-K for Fiscal Year Ended April 27, 2008**
>   **Filed July 10, 2008**
>   **Form 10-Q for Fiscal Quarter Ended February 1, 2009**
>   **Filed March 13, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed August 26, 2008**
>   **File No. 1-12597**

Dear Mr. Saxon:

    We have reviewed your responses to our letter dated March 23, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended April 27, 2008

Financial Statements, page 53

Notes to Consolidated Financial Statements, page 59

Asset Acquisition, page 62

1. Please refer to the second bullet point of comment 7 in our letter dated March 23, 2009. We read in your response that you assigned no value to the acquired intangible assets including patterns, copyrights, artwork, and other records related to ITG's mattress fabrics product line because you and ITG manufactured similar products and shared the same customer base. Based on this response you appear to have determined the fair value for these acquired intangible assets using entity

specific assumptions rather than using market participant assumptions. If you continue to believe that your use of entity specific assumptions is appropriate, please tell us in detail the accounting literature that you relied upon in reaching this conclusion, and better explain to us why you acquired these intangible assets if you believe they have no value. Otherwise, it appears to us that you should value these assets using market participant assumptions, and since a market participant would not be assumed to manufacture similar products and have the same customer base, we assume that some value would be assigned to these intangible assets. Please advise.

11. Income Taxes, page 72

2. Regarding bullet point three, in future filings, please ensure you discuss the reasons for the variations in the line item "tax effects of Canadian foreign exchange loss," as it is unclear to us from your current disclosures why this item would have had a greater impact on 2008 than on prior years.

14. Stock-Based Compensation, page 77

3. We note your response to comment 11 in our letter dated March 23, 2009 and have the following additional comments:

- We read in your response that stock options granted to employees in fiscal 2008 had a vesting period of two years as compared to four years in fiscal 2007. Given this statement, it is unclear to us how the expected term for stock options granted to employees as disclosed on page 77 for fiscal years 2008 and 2007 complies with the guidance in Question 3 of SAB Topic 14.D.2. and the related guidance in paragraph A28(a) of SFAS 123R. Also apply this comment to your expected term for fiscal 2006. Please advise or revise as necessary.

- We read in your response that you calculated volatility for non-executive employees based on a three year period, which was calculated as the two year vesting period plus the 1.1 year expected term. Based on this statement you appear to be using a different definition of "expected term" than is used in SFAS 123R. Please refer to the definition of "expected term" in paragraph A27 of SFAS 123R, and advise or revise.

- As indicated in paragraph A32(a) of SFAS 123R and Question 2 of SAB Topic 14.D.1., under the Black-Scholes model, volatility should be calculated over a period commensurate with the expected term of the option. It is unclear to us that you have calculated volatility over an appropriate term. Additionally, given your historical stock volatility, it appears to us that your volatility percentage would be higher than 38.59%.

> Please refer to the above bullet points and SFAS 123R and make all necessary revisions to your expected volatility for all periods presented in your Form 10-K. In your response, provide us with your calculation supporting the volatility percentage that you use for 2008.

- If you make changes to your expected term or your expected volatility based on the above bullet points, please show us what your new assumptions are for each presented in your Form 10-K and provide us with your analysis of whether an amendment is needed to your Form 10-K to revise your financial statements and/or your disclosures in Note 14.

Signatures, page 96

4. We note your response to comment 12 in our letter dated March 23, 2009. Please confirm that the principal executive officer, principal financial officer and the controller or principal accounting officer signed the Form 10-K in their individual capacities.

Form 10-Q for the Period Ended February 1, 2009

Financial Statements, page I-1

Notes to Financial Statements, page I-5

3. Asset Acquisition – Mattress Fabric Segment, page I-7

5. We have reviewed your response to comment 17 in our letter dated March 23, 2009. Your statement that this transaction constituted a business combination because inputs, processes and outputs are all present was not sufficiently detailed to address our concerns, so we are requesting more information. Please provide us with your detailed analysis of the inputs, processes and outputs that were obtained from your Bodet & Horst acquisition. Also tell us if and how the transferred set of activities and assets continues normal operations and sustains a revenue stream by providing products to customers. We note in your pro-forma financial statements in Exhibit 99.3 in your amended Form 8-K filed October 23, 2008, that note (j) of Footnote 3 – Pro forma adjustments states that there are certain revenues and expenses retained by Bodet & Horst for business with customers other that Culp, Inc. Please explain how you considered the retention of these revenues and expenses by Bodet & Horst when concluding that you had acquired a business as defined by EITF 98-3.

Form 8-K Filed March 3, 2009

6. We note your response to comment 19 in our letter dated March 23, 2009 and
    have the following additional comments:

    •   In response to our first bullet point, you state that in future filings you will
            refer to free cash flow as a non-GAAP financial measure or a non-GAAP
            liquidity measure. We believe that the best practice is to clearly state
            whether your non-GAAP measure is used by management as a
            performance measure or as a liquidity measure. Therefore, please clearly
            disclose, if true, that this is a non-GAAP liquidity measure.

    •   We read in your response to our second bullet point that you will disclose
            in future filings that management uses free cash flow to make operational
            decisions about your business. Please explain to us, and revise your
            disclosure in future filings to better explain to your investors, what
            operational decisions are made by management based on free cash flow, as
            your current proposed disclosure of how management uses this non-
            GAAP measure is overly broad.

7. We have reviewed your response to comment 21 in our letter dated March 23,
    2009 regarding your presentation of the non-GAAP measure income before
    income taxes excluding restructuring and related charges and impairment charges.
    In addition to your proposed revisions to future filings, please disclose the
    material limitations associated with the use of this non-GAAP measure as
    compared to the use of the most directly comparable GAAP financial measures.
    Also, since you consider this measure a performance and liquidity measure,
    please prominently present the amounts of all three categories of the statement of
    cash flows. Refer to Questions 8 and 12 of our Frequently Asked Questions
    Regarding the Use of Non-GAAP Financial Measures.

Definitive Proxy Statement on Schedule 14A

Voting Securities, page 4

8. We note your response to comment 13 in our letter dated March 23, 2009. We
    reissue our comment. Please disclose the natural person(s) or public company
    that has the ultimate voting or investment control over the shares held by T. Rowe
    Price Associates, Inc., Dimensional Fund Advisors Inc. and Praesidium
    Investment Management Company, LLC

Compensation Discussion and Analysis, page 15

Annual incentive bonus, page 18

9. We note your response to comment 14 in our letter dated March 23, 2009. We
    note that you provided the categories of financial performance measures such as
    operating income, free cash flow, and return on capital but not the quantitative
    thresholds for each performance category. In this regard, we reissue our
    comment. Please disclose your quantitative thresholds or goals for your
    executives to receive an annual incentive bonus or, to the extent you believe
    disclosure of these thresholds or goals would result in competitive harm, provide
    us on a supplemental basis a detailed explanation under Instruction 4 to Item
    402(b) of Regulation S-K for this conclusion.

                                         *****

         As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

         You may contact Yong Kim, Accountant, at (202) 551-3323 or Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding
comments on the financial statements and related matters. Please contact Scott
Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202)
551-3238 or me at (202) 551-3720 with any other questions.

                                                 Sincerely,

                                                 H. Christopher Owings
                                                 Assistant Director